UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

On February 12, 2024, the Board of Directors (the “Board”) of Swvl Holdings Corp (“Swvl”) appointed Youssef Samy El-Sayed Fathy Salem to serve as a director of the Board. Mr. Salem is to hold office until removal or resignation for the remainder of the full term of Bjorn von Sivers, whose resignation created such vacancy.

Mr. Salem previously served as Swvl’s Chief Financial Officer from September 1, 2021 to March 31, 2023, where he led accounting, tax, treasury, financial planning and analysis functions. From April 2023 until the present, Mr. Salem has served as Chief Financial Officer of ADNOC Drilling. Prior to joining Swvl, Mr. Salem spent nine years in investment banking at Moelis & Company and QInvest LLC, where he executed M&A, capital raises and other financing transactions across numerous sectors, including infrastructure, technology, media and telecommunications, financial services and real estate. Mr. Salem was previously an Adjunct Professor of Practice at the American University in Cairo. Mr. Salem received a Bachelor of Science in Actuarial Science from the American University in Cairo and is a CFA Charter-holder and Fellow of the Society of Actuaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: February 13, 2023	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer